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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                         SEC FILE NUMBER 0-16421
                                                                         -------
                                                          CUSIP NUMBER 743859100
                                                                       ---------

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form 10-D  [ ]Form N-SAR  [ ] Form N-CSR

For Period Ended:      JUNE 30, 2008
                   -------------------------------------------------------------
[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
                                 -----------------------------------------------

         READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full name of Registrant   PROVIDENT BANKSHARES CORPORATION
                       ---------------------------------------------------------
Former Name if Applicable
                         -------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)  114 EAST LEXINGTON
                                                         -----------------------
STREET
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City, State and Zip Code    BALTIMORE, MARYLAND 21202
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PART II - RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

The Corporation is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2008 during the prescribed time period as a result of its need to determine the extent to which a decline in the fair value of certain investment securities requires an additional charge for the other-than-temporary impairment of those securities. During the course of performing their quarterly review procedures, the Corporation's independent registered public accounting firm advised the Corporation on July 31, 2008 that applicable accounting literature might require the recognition of an other-than-temporary impairment charge on certain investment securities, primarily due to the current value of the securities. Subsequent to being notified of the potential need to recognize an other-than-temporary impairment charge, the Corporation conducted a thorough reexamination of the fair value of each security at issue and reviewed the applicable accounting guidance with its independent registered public accounting firm, which delayed the completion of its Quarterly Report on Form 10-Q. The Corporation expects that it will file the Form 10-Q for the period ended June 30, 2008 by August 18, 2008.

PART IV -- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

          DENNIS STARLIPER                      (410) 277-7000
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               (Name)                           (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation has determined that it will take a pre-tax charge of approximately $16.7 million as of June 30, 2008 for the other-than-temporary impairment of certain investment securities. Recognition of the other-than-temporary-impairment charge as of June 30, 2008, will decrease net income for the second quarter from the previously announced $15.1 million to $10.2 million and diluted earnings per share from $0.41 to $0.27. For the six months ended June 30, 2008, the other-than-temporary-impairment charge decreases net income from the previously announced $(2.5) million to $(7.4) million and diluted earnings per share from $(0.12) to $(0.28). This compares to net income and diluted earnings per share of $15.5 million and $0.48 per share, respectively, for the quarter ended June 30, 2007 and $31.6 million and $0.98 per share, respectively, for the six months ended June 30, 2007.



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PROVIDENT BANKSHARES CORPORATION
--------------------------------
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date  August 12, 2008                 By: /s/ Gary L. Geisel
                                          ------------------------------------
                                          Gary L. Geisel
                                          Chairman and Chief Executive Officer